UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
Copenhagen, 26 March 2026: Cadeler A/S (“Cadeler”) has received notification pursuant to Article 19 of the Market Abuse Regulation (EU) no. 596/2014, as amended, of the below transaction related to shares in Cadeler made by persons discharging managerial responsibilities in Cadeler and/or persons closely associated with them.
BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chairman of the Board of Directors, has made the transactions described in the attached notification on the dates set out therein.
Please see the attached file for further details.
For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler A/S:
Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	BW Altor Pte. Ltd.
2	Reason for the notification
a)	Position/status	Closely associated person to Andreas Sohmen-Pao, Chairman of the Board of Directors.
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Lending of shares in Cadeler A/S to DNB Carnegie, a part of DNB Bank ASA, in connection with facilitating the settlement of a private placement of new shares in Cadeler A/S.
c)	Price(s) and volume(s)	Price(s) in NOK	Volume(s)
		N/A	22,968,883
d)	Aggregated information •Aggregated volume •Price	Average price per share: N/A Total number of shares: 22,968,883 shares Total price: N/A
e)	Date of the transaction	26 March 2026
f)	Place of the transaction	Outside a trading venue
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Subscription of new shares in connection with a private placement of in total 35,095,758 shares in Cadeler A/S.
c)	Price(s) and volume(s)	Price(s) in NOK	Volume(s)
		56.00	12,126,875

c)	Price(s) and volume(s)	Price(s) in NOK	Volume(s)
		56.00	12,126,875
d)	Aggregated information •Aggregated volume Price	Average price per share: NOK 56.00 Total number of shares: 12,126,875 shares Total price: NOK 679,105,000
e)	Date of the transaction	26 March 2026
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026                    CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer